

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

John C. Fortson
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

> **Re:** **AAR CORP.**
> **Form 10-K for the fiscal year ended May 31, 2013**
> **Filed July 26, 2013**
> **Definite Proxy Statement on Schedule 14A**
> **Filed August 20, 2013**
> **File No. 001-06263**

Dear Mr. Fortson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definite Proxy on Schedule 14A

Form of Proxy

1. We note that you described item 2 on your proxy card as "[a]dvisory vote on executive compensation." It does not appear that this description is consistent with Exchange Act Rule 14a-21's requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. Please confirm that in the future you will revise your description of this advisory vote on your proxy card accordingly. For guidance, refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

John C. Fortson
AAR CORP.
February 3, 2014
Page 2

Form 10-K for the fiscal year ended May 31, 2013

Notes to consolidated financial statements

Note 16. Business segment information, page 65

2. We note that, during the second quarter, you changed your segment presentation to reflect the way your Chief Executive Officer now evaluates performance and the way you are organized internally. You now report your activities in two business segments: Aviation Services and Technology Products. The new Aviation Services segment includes your former Aviation Supply Chain and Maintenance, Repair and Overhaul segments and most of the former Government and Defense Services segment, and the new Technology Products segment represents your former Structures and Systems business segment and your small shelter integration unit, which previously was part of the Government and Defense Services segment. In this regard, please describe to us in your response the operating segments that aggregate to the two new reporting segments, and why these operating segments meet the aggregation criteria set forth in FASB ASC 280-10-50-11 and 12. Your response should be supported with the reports reviewed by your CODM, as well as any recent material changes to your internal reporting structure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or or Amy Geddes, Review Accountant, at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief